UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13G

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                 THERETO FILED PURSUANT TO 13d-2(b)


              Under the Securities Exchange Act of 1934

                         (Amendment No. 16)

                       SEARS, ROEBUCK AND CO.

                          (Name of Issuer)

                            COMMON SHARES

                   (Title of Class of Securities)

                             812387 10 8
                           (CUSIP Number)





CUSIP NO. 812387 10 8                        13G

1.  NAME OF REPORTING PERSON         THE SAVINGS AND PROFIT
                                 SHARING FUND OF SEARS EMPLOYEES

S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   NOT APPLICABLE
3.  SEC USE ONLY
4.  CITIZENSHIP OR PLACE OF ORGANIZATION       ILLINOIS
5.  SOLE VOTING POWER                       SEE EXHIBIT A
6.  SHARED VOTING POWER                     SEE EXHIBIT A
7.  SOLE DISPOSITIVE POWER                  SEE EXHIBIT A
8.  SHARED DISPOSITIVE POWER                SEE EXHIBIT A

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON                SEE EXHIBIT A

10.  CHECK IF THE AGGREGATE AMOUNT IN
ROW 9 EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9      9.7%

12.  TYPE OF REPORTING PERSON                             EP

Item 1

(a)     Name of Issuer:

                       Sears, Roebuck and Co.

(b)     Address of Issuer's Principal Executive Offices:

                        3333 Beverly Road
                        Hoffman Estates, IL  60179

Item 2

(a)     Name of Person Filing:
                        The Savings and Profit Sharing
                         Fund of Sears Employees

(b)     Address of Principal Business Offices:

                         233 S. Wacker Drive, 51st Floor
                         Chicago, Illinois  60606-6401

(c)     Citizenship:

                         Illinois

(d)     Title of Class of Securities:

                         Common Shares

(e)     CUSIP Number

                         812387 10 8

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)     ( )    Broker or Dealer registered under Section 15 of the Act

(b)     ( )    Bank as defined in section 3(a)(6) of the Act

(c)     ( )    Insurance Company as defined in section 3(a)(19) of the Act

(d)     ( )    Investment Company registered under section 8 of the
Investment Company Act

(e)     ( )    Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940

(f)     (x)    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)     ( )    Parent Holding Company, in accordance with Rule 13d-
1(b)(ii)(G);

(h)     ( )    Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4  Ownership

Amount Beneficially Owned:  37,852,336 shares**

Percent of Class:  9.7%

Number of shares as to which such person has:
(i)     sole power to vote or to direct the vote**
(ii)    shared power to vote or to direct the vote**
(iii)   sole power to dispose or to direct the disposition of**
(iv)    shared power to dispose or to direct the disposition of**

Item 5         Ownership of Five Percent or less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [     ].

Item 6         Ownership of More then Five Percent on Behalf of Another
               Person.

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
Holding
               Company

Not Applicable

Item 8         Identification and Classification of Members of the Group.

Not Applicable

Item 9         Notice of Dissolution of Group

Not Applicable

Item 10        Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998

THE SAVINGS AND PROFIT SHARING
FUND OF SEARS EMPLOYEES

By:     SEARS, ROEBUCK AND CO.,
as Plan Administrator

By:     /S/James A. Blanda
James A. Blanda
Vice President and Controller




EXHIBIT A

As of December 31, 1997, Sears common shares were held by two separate, independent trustees for The Savings and Profit Sharing Fund of Sears Employees (the "Fund"). As of December 31, 1997, after giving effect to allocations deemed to occur as of such date, The Northern Trust Company of New York ("Northern") held 24,481,360 Sears shares on behalf of participants in the Fund. As of December 31, 1997, after giving effect to allocations deemed to occur as of such date, U.S. Trust, trustee of the Sears, Roebuck and Co. Employee Stock Ownership Trust (the "ESOT"), which held shares on behalf of the Fund that had not yet been allocated on behalf of participants, held 13,370,976 shares. Effective January 1, 1998, all of the Fund's Sears common shares are held by a single trustee, State Street Bank and Trust Company ("State Street").
Participants in the Fund were entitled to give instructions to Northern with respect to the voting of the Sears shares credited to their accounts in the Fund. The shares credited to the accounts of those participants who forwarded voting instructions were voted in accordance with their instructions. If at least 50% of the shares were voted by the participants, the shares for which voting instructions had not been received from participants by the date specified by Northern, as well as unallocated shares held by U.S. Trust, were voted in the same proportions as all Sears common shares held by the Fund with respect to which directions were received by Northern from participants in the Fund. If less than 50% of the shares were voted by Fund participants, Northern voted the shares for which no instructions were received in its discretion and U.S. Trust voted the shares held in the ESOT in its discretion.
As of January 1, 1998,
participants in the Fund are entitled to give instructions to State Street with respect to the voting of the Sears shares credited to their accounts in the Fund. The shares credited to the accounts of those participants who forward voting instructions are voted in accordance with their instructions.
If at least 50% of the shares are voted by the participants, the shares for which voting instructions have not been received from participants by the date specified by State Street, as well as unallocated shares held by State Street, are voted in the same proportions as all Sears common shares held by the Fund with respect to which directions are received by State Street from participants in the Fund. If less than 50% of the shares are voted by Fund participants, State Street votes the shares for which no instructions are received, as well as unallocated shares, in its discretion.
In 1997, Sears Investment Management Co.
("SIMCO"), a wholly owned subsidiary of Sears and a registered investment adviser under the Investment Advisers Act of 1940, served as investment manager of the Fund. In 1998, State Street Global Advisors ("SSGA"), a division of State Street, was appointed to be the investment manager for the
Fund's stock fund. As investment manager, SIMCO possessed and SSGA possesses investment management powers.
The filing of this Schedule 13G shall not be construed as an admission that the Fund or the current or former trustees of the Fund, are for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities referred to in this
Schedule 13G.

**      See Exhibit A